PROSPECTUS

     Motorola, Inc.
     1303 East Algonquin Road
     Schaumburg, Illinois  60196
     (847) 576-5000

___________________________________________________________________________

                                4,201 Shares
                                Common Stock,
                                $3 par value
___________________________________________________________________________

     This Prospectus relates to up to 4,201 shares (the "Shares") of Common Stock, $3 par value ("Common Stock"), of Motorola, Inc. ("Motorola" or the "Company") which may be offered and sold from time to time by the persons (the "Selling Shareholders") who have acquired the shares in connection with a merger ("Merger") of EMTEK Health Care Systems, Inc. ("EMTEK") with and into the Company effective May 1, 1996 or their donees ("Donees") who
wish to sell such stock.   See "SELLING SHAREHOLDERS" for the identity of
such persons and "SHARES COVERED BY THIS PROSPECTUS". The sale of the Shares may be effected from time to time in one or more transactions (which may involve block transactions, ordinary brokerage transactions and transactions in which brokers solicit purchases) on the New York Stock Exchange or the Chicago Stock Exchange, or any other stock exchange on which the Company's Common Stock is listed, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of such exchanges, in the over-the-counter market, in negotiated transactions or otherwise, including an underwritten offering, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any brokers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to sale. These brokers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. The Company shall have the right to select the managing underwriter or underwriters, if any, of any offering of the Shares.

     The closing sale price of the Common Stock, as reported for the New York Stock Exchange-Composite Transactions for December 17, 1996 was $53.50. The Company is not offering any shares under this Prospectus and none of the proceeds from the sale of the Shares pursuant to the transactions described above will be received by the Company. The expenses of issuance and distribution of the Shares, payable by the Company, are estimated to be $4,700.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.
___________________________________________________________________________

The date of this Prospectus is December 19, 1996.

                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, New York, New York 10007 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-7221) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 1996, June 29, 1996 and September 28, 1996.

     3. The description of the Common Stock included in the Registration Statement on Form 8-B dated July 2, 1973, including any amendment or report filed for the purpose of updating such description.

     4. The description of the Company's Preferred Share Purchase Rights included in the Registration Statement on Form 8-A dated November 15, 1988, as amended by amendments on Form 8 dated August 9, 1990 and December 2, 1992 and Form 8-A/A dated February 28, 1994.

     5. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereunder.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Secretary, Motorola, Inc., Corporate Offices, Motorola Center, 1303 East Algonquin Road, Schaumburg, Illinois 60196, telephone: (847) 576-5000.
                          _____________________

                              THE COMPANY

     Motorola is a corporation organized under the laws of Delaware as the successor to an Illinois corporation organized in 1928. As used herein, "Motorola" or the "Company" refers to Motorola, Inc. and its subsidiaries, unless otherwise indicated by the context. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196, telephone: (847) 576-5000.

     Motorola, one of the world's leading providers of electronic equipment, systems, components and services for worldwide markets, is engaged in the design, manufacture and sale, principally under the Motorola brand, of a diversified line of such products. These products include two-way land mobile communications systems, paging systems and other forms of electronic communication systems; cellular mobile and portable telephones and systems; semiconductors, including integrated circuits, discrete devices and microprocessor units; information systems products such as modems, multiplexers and network processors; electronic equipment for military and aerospace use; electronic engine controls, and other automotive and industrial electronic equipment; and multifunction computer systems for distributed data processing and office automation applications. Motorola also provides paging, cellular telephone and shared mobile radio services. "Motorola" is a registered trademark of Motorola, Inc.

                   SHARES COVERED BY THIS PROSPECTUS

     The Shares covered by this Prospectus may be sold from time to time by the Selling Shareholders, persons who have acquired the shares of Common Stock in the Merger or their Donees who wish to sell such Shares. The names of the Selling Shareholders are listed under "Selling Shareholders". The Shares being offered hereby are being offered directly by the Selling Shareholders or their Donees and Motorola will receive no proceeds from the sale of any of the Shares.

     The sale of the Shares may be effected from time to time in one or more transactions (which may involve block transactions, ordinary brokerage transactions and transactions in which brokers solicit purchases) on the New York Stock Exchange or the Chicago Stock Exchange or any other stock exchange on which the Company's Common Stock is listed, in special offerings, exchange distributions or secondary distributions pursuant and in accordance with the rule of such exchanges, in the over-the-counter market, in negotiated transactions or otherwise including an underwritten offering, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any brokers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to sale. These brokers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. The Company shall have the right to select the managing underwriter or underwriters, if any, of any offering of the Shares.

     Each Selling Shareholder has agreed that he, she or it may only offer, sell, transfer or otherwise dispose of the Shares (other than by gift) pursuant to and in accordance with the plan of distribution contemplated by this Registration Statement. Each Selling Shareholder has agreed not to sell the Shares prior to the date which is five business days after the date upon which notice of a proposed sale is delivered to the Company. A Donee will be required to agree to only offer, sell, transfer or otherwise dispose of the Shares pursuant to and in accordance with the plan of distribution contemplated by this Registration Statement and to not sell the Shares prior to the date which is five business days after the date upon which notice of a proposed sale is delivered by the Selling Shareholder and Donee to the Company.

     The Company has agreed to pay (except as described in the next sentence) all fees and expenses incurred in connection with preparing and filing this Prospectus and the Registration Statement. The Selling Shareholders or their Donees will pay the fees and expenses of their attorneys in connection with such preparation and filing and all other fees in connection with the sale of the Shares including underwriting expenses, if any, and stock transfer taxes due or payable in connection with the registration and sale of Shares.

     The Company has agreed to indemnify the Selling Shareholders and any underwriter of a Selling Shareholder (and may agree to indemnify any Donee) against certain liabilities, including liabilities under the Securities Act of 1933. In addition, each Selling Shareholder has agreed (and any Donee may agree) to indemnify the Company and any underwriter of the Company against certain liabilities, including liabilities under the Securities Act of 1933.

                        SELLING SHAREHOLDERS

     The Selling Shareholders listed below have acquired the Shares in the
Merger with and into the Company effective May 1, 1996.   The Selling
Shareholders together with any Donees may sell the Shares from time to time.

     None of the Selling Shareholders has had any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years, except that each of the Selling Shareholders (other than Debra Ostler and one of the co-trustees of the Callanan Living Trust) was an employee and shareholder of EMTEK at the time of the Merger and is an employee of the Company.

     The table below indicates, as of August 29, 1996 for each of the Selling Shareholders, the number of shares of Common Stock beneficially owned, and the number of shares of Common Stock to be offered for each stockholder's account. The number of shares of Common Stock owned by each of the Selling Shareholders after completion of the offering (assuming all shares of Common Stock offered hereunder are sold) is also shown. None of the Selling Shareholders is anticipated to own more than 1% of the Common Stock after the offering is completed.

                                                          Shares of Common
                   Shares of Common    Shares of Common   Stock Owned After
                  Stock Beneficially     Stock to be        Completion of
Name                   Owned              Offered           the Offering


Callanan Living Trust    172                172               -0-
Wendi S. Brown Hart       43                 43               -0-
Lorene S. Hipkins        258                258               -0-
James E. McDonald        258                258               -0-
David V. Ostler          172                172               -0-
Michael R. Ostler &
Debra L. Ostler          323                323               -0-
Ronald Paul            1,553              1,533               -0-
Stanley C. Person        388                388               -0-
Richard E. Shelton       517                517               -0-
Audree A. Thurman      1,294                517               777

                  RIGHTS TO PURCHASE PREFERRED SHARES

     Each outstanding share of Common Stock is accompanied by one-quarter of a preferred stock purchase right (a "Right"). Each Right entitles the registered holder to purchase from the Company one-thousandth of a share of Junior Participating Preferred Stock, Series A, par value $100 per share, of the Company (the "Preferred Shares"), at a price of $150 per one-thousandth of a Preferred Share (the "Preferred Share Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement, as amended between the Company and Harris Trust and Savings Bank as Rights Agent (the "Rights Agreement").

     The following summary of certain provisions of the Rights and the Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Rights and the Rights Agreement, including particular provisions or defined terms of the Rights Agreement. A copy of the Rights Agreement has been filed with the Commission as an exhibit to a Registration Statement on Form 8-A, which, as amended by Forms 8 and a Form 8-A/A is incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

     The Rights become exercisable (and transferable apart from the Common Stock) on the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock and (ii) 10 days following the commencement or announcement of a tender offer or exchange offer for 30% or more of the outstanding shares of Common Stock (the earlier of such dates being the "Distribution Date").

     Pursuant to the Rights Agreement, the holders of shares of Common Stock issued after November 20, 1988 (including shares issued upon the exercise of options) and until the earlier of (i) the Distribution Date,
(ii) the date the Rights are redeemed, and (iii) the date the Rights expire, will also be entitled to one Right for each such share of Common Stock. Until the Distribution Date, the Rights will be evidenced by the certificates for shares of Common Stock and will be transferred with and only with such shares of Common Stock.

     If the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, each holder of a Right will thereafter have the right to receive, upon the exercise of the Right, that number of shares of common stock of the acquiring company having a market value (as determined under the Rights Agreement) of two times the exercise price of the Right. If the Company were the surviving corporation in a merger or other business combination involving an Acquiring Person and the shares of Common Stock were not changed or exchanged, in the event that an Acquiring Person acquires beneficial ownership of 20% or more of the outstanding shares of Common Stock, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, then each holder of a Right, other than those Rights that are or were beneficially owned by the Acquiring Person on or after the earlier of the Distribution Date or the date the Acquiring Person acquires 20% or more of the outstanding Common Stock (which Rights will thereafter be void), will thereafter have the right to receive, upon exercise, that number of shares of Common Stock having a market value (as determined under the Rights Agreement) of two times the exercise price of the Right. Notwithstanding the prior sentence, after one of the events in the prior sentence occurs, the Board of Directors may exchange outstanding and exercisable Rights (except those held by an Acquiring Person, which shall be void) for Common Stock (or Common Stock-equivalents) at an initial exchange ratio of one share of Common Stock per Right, without the payment of the exercise price of the Right.

                          VALIDITY OF COMMON STOCK

     Certain legal matters will be passed upon for the Company by Carol Forsyte, Senior Attorney of the Company. As of August 29, 1996, Ms. Forsyte held options to purchase 400 shares of Common Stock.

                                  EXPERTS

     The consolidated financial statements and schedules of the Company and its consolidated subsidiaries incorporated by reference in this Prospectus have been incorporated by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.